UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of February, 2007

MITSUBISHI UFJ FINANCIAL GROUP, INC.

(Translation of registrant’s name into English)

7-1, Marunouchi 2-chome, Chiyoda-ku

Tokyo 100-8330, Japan

(Address of principal executive offices)

[Indicate by check mark whether the registrant files or

will file annual reports under cover Form 20-F or Form 40-F.]

Form 20-F      X                Form 40-F

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]

Yes                          No      X

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: February 22, 2007

Mitsubishi UFJ Financial Group, Inc.

By:	/s/ Ryutaro Kusama
Name:	Ryutaro Kusama
Title:	Chief Manager, General Affairs
Corporate Administration Division

Mitsubishi UFJ Financial Group, Inc.

MUFG Announces Medium-term Business Plan

Tokyo, February 22, 2007 — Mitsubishi UFJ Financial Group, Inc. (MUFG) announced today that in a regular review of its medium-term business plan it has formulated its Medium-term Business Plan (FY 2007 version).

As customer needs for financing and asset management diversify, market-based indirect financing and globalization progress, and the need for user protection and strengthened internal controls increase, MUFG aims to create a business model that meets customer needs and the demands of an evolving operating environment.

MUFG also aims to significantly strengthen internal controls and create a Group-wide compliance framework that reflects the highly public nature of financial institutions.

1.	Financial targets (FY2009)

➢	MUFG is targeting consolidated net operating profit of approximately ¥2.5 trillion and net income of approximately ¥1.1 trillion in FY2009.

(Consolidated)	FY2006 Forecasts	FY2009 Targets
Net operating profit	Approx. ¥1,600 bn	Approx. ¥2,500 bn
Expense ratio	Approx. 57%	Around 45%
Net income	¥870 bn	Approx. ¥1,100 bn
ROE	Approx. 15%	Approx.15%

Macro-economic assumptions underlying the above figures

	FY2006	FY2007	FY2008	FY2009
Unsecured call rate (period average)	0.2%	0.6%	1.0%	1.0%
10 year JGB yield (period average)	1.8%	2.1%	2.5%	2.5%
Dollar/Yen (value at end of period)	¥115	¥115	¥115	¥115
Real GDP growth rate (annual rate)	2.1%	1.8%	2.3%	1.6%

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2.	Business portfolio

➢	MUFG aims to increase profits in its three core businesses (Retail, Corporate, and Trust Assets), with a particular focus on Retail, and build an optimal business portfolio for sustainable growth by strengthening risk/return management.

➢	In the Retail business, we aim to double net operating profit in FY2009 compared to the approximately ¥400 billion forecast for FY2006.

➢	In the Domestic Corporate business, we aim to increase net operating profit in FY2009 by 30-40% compared to the approximately ¥740 billion forecast for FY2006.

➢	In the Overseas Corporate business, we aim to increase net operating profit in FY2009 by approximately 20% compared to the approximately ¥230 billion forecast for FY2006.

➢	In the Trust Assets business, we aim to increase net operating profit in FY2009 by approximately 50% compared to the approximately ¥80 billion forecast for FY2006.

3.	Key strategies

(1)	Growth strategies

➢	MUFG will raise its corporate value by pursuing a balanced capital policy comprising: (1) using capital to maintain growth and enhance profitability; (2) strengthening equity capital; and (3) enhancing shareholder returns.

➢	For equity capital, we are aiming for a Tier 1 ratio of 8% and an equity capital ratio of 12%. Our basic policy on returns to shareholders is to strive to increase dividends in a sustainable manner. Over the medium term, we will work to raise the dividend payout ratio to around 20% of consolidated net income, following comprehensive assessment of our financial performance, the strategic investment environment and other factors.

➢	As part of being “No. 1 in Global Coverage,” we also aim for overseas business to comprise 20% of gross profits over the medium term, by pursuing an equity participation and alliance strategy focusing particularly on Asia, where continued growth is expected.

(2)	Strengthening compliance

➢	Following the receipt of administrative orders in Japan and the United States, we consider radical review of our internal controls to be a top priority issue. We had already been implementing various specific measures* for strengthening compliance, but we will seek to further strengthen our efforts in this area as we pursue global standard internal controls and compliance.

➢	Specifically, by strengthening the internal control functions of the holding company we will develop across the entire Group a highly effective and robust framework that allows flexible and predictive controls and preventive response.

➢	Recognizing the highly public nature of financial institutions, we will work to restore trust in MUFG by fundamentally strengthening internal controls on a Group-wide basis.

*Specific measures being implemented (at Bank of Tokyo-Mitsubishi UFJ):

Retail:	Assigned a total of 244 Area Business Administrators covering all regions.

Corporate:	Assigned 35 compliance officers in corporate banking branches

International:	Started to strengthen anti-money laundering approach. Established Global Compliance Division. Increased number of compliance officers worldwide by 100.

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(3)	Completion of full-scale systems integration and steady realization of benefits of integration

➢	The full-scale integration of the systems of Group banks is steadily proceeding and is expected to be completed, as planned, in 2008. We will exert all efforts to implement our plans to achieve safe and secure systems integration, and realize the benefits of integration at an early stage.

➢	The benefits of integration are expected to be realized almost completely in FY2009 after full-scale systems integration. Our target for synergies with respect to cost reduction in FY2009 remains unchanged from our initial plan at approximately ¥220 billion (annual amount of cost reduction). One-off integration costs relating to systems integration and the integration and closure of branches are forecast to average approximately ¥100 billion annually over the four years from FY2006 to FY2009. Our target for top line synergies in FY2009 also remains unchanged from the initial plan at approximately ¥70 billion (annual increase in gross profit).

(4)	Maintaining and strengthening the brand

➢	MUFG will strive to develop its business and be valued by customers as a trustworthy Group that provides high-quality services, and will work to build the MUFG brand so that it resonates with and receives support from a broad range of people in society, by engaging in corporate activities aimed at fulfilling its corporate social responsibilities.

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Contact:

Mitsubishi UFJ Financial Group, Inc.

Public Relations Division

Tel: 81-3-3240-7651

This press release contains forward-looking statements regarding estimates, forecasts, targets and plans in relation to the results of operations, financial conditions and other general management of the company and/or the group as a whole (the “forward-looking statements”). The forward-looking statements are made based upon, among other things, the company’s current estimates, perceptions and evaluations. In addition, in order for the company to adopt such estimates, forecasts, targets and plans regarding future events, certain assumptions have been made. Accordingly, the statements and assumptions are inherently not guarantees of future performance and may result in inaccuracy from an objective point of view and in material differences from actual results. For the main matters that may be currently forecast, please see the Financial Highlights, the Annual Securities Report, Disclosure Book, and Annual Report, and other current disclosures that the company has announced.

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